December 23, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Adam Turk

Re:                             Natera, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 12, 2014

CIK No. 0001604821

Dear Mr. Turk:

On behalf of Natera, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 22, 2014 relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, submitted on August 12, 2014 (“Amendment No. 1”).

On behalf of the Company, we are also electronically transmitting for confidential submission an amended version of the Company’s Draft Registration Statement on Form S-1 (“Draft Registration Statement No. 4”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of this letter and marked copies of Draft Registration Statement No. 4 (against Amendment No. 1 submitted on August 12, 2014).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the pages of Draft Registration Statement No. 4, as applicable.

General

1.                            We partially reissue comment 6 from our letter dated June 5, 2014.  We note the various articles of support provided with your response.  Please cite the specific source(s) provided as supplemental support for your factual assertions within the prospectus.

In response to the Staff’s comment, the Company has cited the specific sources supporting the factual assertions within the prospectus and has supplementally provided, under separate cover, any factual support not previously provided to the Staff.

Prospectus Summary

2.                            We note your response to comment 7 in our letter dated June 5, 2014 and we reissue, in part, the comment.  Where you have used technical terms, please provide the definitions the first time such terms are used.  For example purposes only, we note “single reaction mixture” on page 1 and “free-floating DNA” on page 3.  Also, please clarify your disclosure regarding your product so that an

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December 23, 2014

investor who is not familiar with your industry can understand how you operate.  For example purposes only, please clarify the following:

•                           Please clarify what it means to “amplify the number of copies of DNA in a sample” and why this is necessary to run your bioinformatics algorithm;

•                           What is a primer set and how is it used in running your tests;

•                           How your NIPT is different from the first-generation NIPTs which use the counting method.

In response to the Staff’s comment, the Company has further revised the prospectus to define technical terms and clarify disclosure regarding its products. In addition, the Company respectfully directs the Staff to its disclosure on pages 5 and 92 to 95 of the prospectus where the Company describes how its NIPT is different from the first-generation NIPTs which use the counting method.

Use of Proceeds, page 51

3.                            We note your response to comment 11 from our letter dated June 5, 2014 and that you have retained discretion in your use of proceeds to include, among other things, investments in research and development and acquisitions.  Please revise the disclosure in this section to provide more specificity regarding your use of proceeds, as required by Item 504 of Regulation S-K.  In addition, specifically discuss the contingencies which could result in changes to your planned use of proceeds and discuss the potential alternative uses.  Otherwise, please delete the reservation regarding the use of proceeds from this section and the risk factor on page 48.  Refer to Instruction 7 to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits that its disclosure regarding use of proceeds complies with the requirements of Item 504 of Regulation S-K.  Item 504 states: “Where registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering.”  As noted on page 55, while the Company intends to use the net proceeds from the offering for working capital and general corporate purposes, including continued investments in research and development and the growth of its business and potentially for acquisitions of complementary businesses, technologies or other assets, it has “not yet determined the manner in which [it] will allocate the net proceeds received by [it] from this offering.”  As a result, the Company has disclosed, as required by Item 504, the principal reasons for the offering, including to increase its financial flexibility, facilitate an orderly distribution of shares for the selling stockholders, increase its visibility in the marketplace, create a public market for its common stock, obtain additional working capital and facilitate its future access to the public equity markets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Overview, page 61

4.                            We note your response to comment 14 from our letter dated June 5, 2014 and we reissue, in part, the comment.  We note the related revised disclosure on page 62 that your target market is a much smaller subset of the total 150 million covered lives market.  Given that the 150 million covered lives market includes many individuals for whom your tests would be inappropriate, such as men, please explain the relevance of the number of covered lives to your operations and how management uses the number to gauge your market opportunity.

Securities and Exchange Commission

December 23, 2014

In response to the Staff’s comment, the Company has further revised the prospectus on pages 2, 62, 84, 105 and 118.

5.                            Please revise the disclosure on page 63 to disclose the percent of revenues attributable to each of your largest laboratory distribution partners in the interim financial period for 2014.

In response to the Staff’s comment, the Company has revised the prospectus on page 63.

Components of the Results of Operations, page 63

Revenues, page 63

6.                            We note your disclosures on page 63 and your response to prior comment 17.  Please disclose the percentage of revenues recognized on a cash basis for each period presented.  Please also further expand your disclosures here or in the results of operations discussion on pages 71 through 74 to better convey the proportion of tests accessioned for which you ultimately recognized revenue.  For example, please disclose the number of total tests and the number of Panorama tests accessioned in each period presented as compared to the number of each for which you recognized revenue in the same reporting period that the test was performed.  Please also disclose for each period presented the number of total tests and the number of Panorama tests for which revenue was recognized related to tests performed in earlier periods.

The Company acknowledges the Staff’s comment and is in the process of researching the information that it could provide in response to the comment.  The Company hereby undertakes to respond to the Staff’s comment in a subsequent amendment to the confidentially submitted registration statement.

Business, page 82

Our development pipeline beyond prenatal testing, page 89

7.                            Please expand the disclosure in this section to generally describe the status of the other products in your pipeline such as your CNV detection and whether significant expense would be required to bring these products to market.  See Item 101(c)(1)(ii) of Regulation S-K.

The Company acknowledges the Staff’s comment.  The Company is currently in the process of a periodic evaluation of the status of the products in its pipeline and the expense required to bring these products to market, and it hereby undertakes to respond to the Staff’s comment in a subsequent amendment to the confidentially submitted registration statement following the completion of such evaluation.

Transition to Cloud-Based Distribution of our tests to Expand Patient Access, page 94

8.                            We note your response to comment 26 in our letter dated June 19, 2014 and we reissue, in part, the comment.  Aside from approval by the FDA, please revise to please explain whether there will be additional effort or capital expenditures required in order to bring the cloud-based model to market.

In response to the Staff’s comment, the Company has revised the prospectus on page 96.

9.                            We note your disclosure on page 17 that currently, all blood samples that are necessary to perform your tests, except for your non-invasive prenatal paternity test, are sent to your laboratory in San Carlos.  Where appropriate, please clarify whether your cloud-based distribution model will be driven by your “proprietary polymerase chain reaction” or whether other labs will use their own

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December 23, 2014

LDTs in connection with your bioinformatics algorithm.  In other words, please clarify what is being distributed in your cloud-based model and how it will be distributed.

In response to the Staff’s comment, the Company has revised the prospectus on page 95.

Distribution Channels, page 101

10.                     We note that you have removed the disclosure regarding Quest and Progenity from page 102.  Please revise to provide the disclosure required by Item 101(c)(1)(vii) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits that its disclosure complies with Item 101(c)(1)(vii) of Regulation S-K because the required information is included elsewhere in the prospectus on pages 14, 16 and 63.

Key Relationships, page 103

Clinical Laboratory Partners, page 103

11.                     We note your response to comment 30 in our letter dated June 5, 2014 and we reissue the comment.  Although your response notes that you are not substantially dependent upon your agreement with Quest, your risk factor on page 14 states that the loss of your laboratory partners could impair your ability to market Panorama or generate future revenues.  We also note that you hope to provide your algorithm to Quest in connection with its own LDT.  Given your risk factor disclosure, please further explain why you are not substantially dependent upon your agreement with Quest.  Your response should take into account qualitative and quantitative factors which may indicate whether or not the agreement is material to investors.

The Company acknowledges the Staff’s comment and notes that after Amendment No. 1 was confidentially submitted, Quest sent the Company a notice of termination, and its agreement with Quest is now terminated.  Accordingly, the Company does not expect to receive any additional revenue from the agreement, and the financial results related to the agreement are reflected in the Company’s consolidated results of operations included in Draft Registration Statement No. 4.  For these reasons, the Company asserts that it does not believe that it is substantially dependent upon its terminated agreement with Quest and that it does not believe that it is required to file the agreement as an exhibit to the registration statement.

Competition, page 104

12.                     We note your response to comment 31 from our letter dated June 5, 2014 and we reissue the comment.  Please discuss your competitive position within your industry.  See Item 101(c)(1)(x) of Regulation S-K.  To this extent, we note your revised disclosure that your biggest distributor, Quest Diagnostics, will soon begin distributing a competitor’s product.

In response to the Staff’s comment, the Company has revised the prospectus on pages 105 to 106.

Management, page 120

13.                     We note your response to comment 34 from our letter dated June 5, 2014 and we reissue the comment with respect to Mr. Driscol.  Please clarify his principal position(s) of employment and the dates such positions were held from July 2012 to the present.

Securities and Exchange Commission

December 23, 2014

In response to the Staff’s comment, the Company has revised the prospectus on page 122.

Financial Statements

Note 2. Summary of Significant Accounting

Policies Revenue Recognition, page F-9

14.                     We note your revisions on page F-35 of your interim financial statements in response to prior comment 42.  Please also similarly revise your revenue recognition policy in the notes to your audited financial statements on page F-9.

In response to the Staff’s comment, the Company has revised the prospectus on pages F-9 to F-10.

Exhibits

15.                     We reissue comment 45 from our letter dated June 5, 2014.  We note that Exhibit 10.5 includes Exhibit B to Exhibit A, which states it is attached, when nothing is attached and we also note nothing is included in Exhibits D and E.  With regard to Exhibit 10.6, we are unable to locate Exhibit A, D and F.

The Company acknowledges the Staff’s comment.  The Company is continuing to search its records to determine the location of the documents noted in the Staff’s comment and will respond to the Staff’s comment after such search is complete.

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Securities and Exchange Commission

December 23, 2014

Please contact me or, in my absence, John F. Dietz, at (650) 321-2400, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Richard C. Blake
Richard C. Blake
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Herm Rosenman

Daniel Rabinowitz, Esq.

Josh Leichter, Esq.

Natera, Inc.

Robert V. Gunderson, Jr., Esq.

John F. Dietz, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Alan F. Denenberg, Esq.

Davis Polk & Wardwell LLP

Joseph A. Muscat

Ernst & Young LLP